Filed by Mariner Energy, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Forest Oil Corporation
Commission File Number: 1-13515
This material is not a substitute for the registration statement filed with the Securities and Exchange Commission in connection with the transaction, or the proxy statement/prospectus-information statement to be mailed to stockholders. Investors are urged to read the preliminary proxy statement/prospectus-information statement, which is available now, and the definitive proxy statement/prospectus-information statement, when it becomes available, because it contains and will contain important information, including detailed risk factors. The proxy statement/prospectus-information statement and other documents filed by Forest Oil Corporation (“Forest”) and Mariner Energy, Inc. (“Mariner”) with the Securities and Exchange Commission are and will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request to Forest Oil Corporation, 707 17th Street, Suite 3600, Denver, CO 80202, Attention: Investor Relations; or by directing a request to Mariner Energy, Inc., 2101 CityWest Blvd., Bldg. 4, Ste. 900, Houston, TX 77042-2831, Attention: Investor Relations.
Mariner, Forest and their respective directors, and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the participants in the solicitation will be set forth in the proxy statement/prospectus-information statement when it becomes available.
THIS FILING CONTAINS SLIDES USED IN A PRESENTATION BY MARINER ON NOVEMBER 15, 2005.

A Road Less Traveled: Mariner's Journey Through Capital Markets & Strategic Transactions November 15, 2005

Chronology Trafalgar House - 1983 Hardy Oil & Gas - 1989 Mariner 1.0: Enron/JEDI - 1996 Mariner 1.5: Enron Bankruptcy - 2001 Mariner 2.0: Riverstone/ACON - 2004 Mariner 3.0: Private Placement (144A) - 2005 Mariner 4.0: Proposed Forest GOM Merger - 1Q06

Organization Chart

Proved Reserves (Bcfe) As of 12/31/04 237 Bass Lite 34 As of 12/31/04 271 (pro forma) Proved reserves 65% gas and 39% developed; 66% operated by Mariner Reserve to production ratio of 8.2 3-year F&D: $1.77 (for FYE04); 3-year reserve replacement: 173% (for FYE04) 83,000 net developed acres; 217,000 net undeveloped acres 40+ prospects in inventory 5,000 blocks of 3-D seismic data in house Mariner Overview

Mariner Asset Base

Exploration Track Record Significant Discoveries....over 80% Internally Generated Significant Discoveries....over 80% Internally Generated

Deepwater Operations Expertise Deepwater Operations Expertise

Swordfish Prospect Development Swordfish Prospect Development

Swordfish

Dynamic GOM player with scale and expertise to effectively compete in the shelf, deep shelf, and deepwater Strong cash flow Modest debt level Shareholders benefit from the diversity and upside potential intrinsic in these complementary asset bases Blend of exploration and exploitation opportunities Mariner Contribution Management Deepwater, shelf, West Texas assets Exploration track record Prospect inventory Forest Contribution Development expertise/personnel Underexploited shelf assets Identified exploitation opportunities Cash flow Cash flow Cash flow Cash flow Cash flow Cash flow 42% Equity ownership Mariner-SpinCo Combination 58% Equity ownership

Reverse Morris Trust Post-Merger Transaction Structure Overview Mariner (Publicly Traded) Forest (Publicly Traded) Mariner Assets SpinCo Forest Shareholders Mariner Shareholders Forest Remaining Assets SpinCo Assets

*Reserves are pro-forma acquisition of Bass Lite Shelf and Deepwater (470,000+ net undeveloped acres) • Creates a leading Gulf of Mexico focused independent • Balances deepwater exploration with low risk shelf production • Adds high impact deep shelf and ultra-deep shelf opportunities • Extensive prospects in inventory • Synergies achieved through property overlap and operating efficiencies Mariner-SpinCo Trend Map Combined Reserves as of 12/31/04 615 Bcfe* 615 Bcfe* 615 Bcfe* 615 Bcfe* 615 Bcfe* 615 Bcfe* 615 Bcfe*

GOM Lease Expirations 2006-07 Expirations: 2,411 2008-09 Expirations: 1,473

Loop Current Risk

Tie-Back Risk 36 structures in greater than 1,000 feet of water 3,990 structures in 1,000 feet of water or less Source: MMS

Ivan Katrina Rita Gulf of Mexico Hurricane Activity 2004-2005

Disclaimer This presentation has been prepared by Mariner and includes information from other sources believed by Mariner to be reliable. This presentation speaks only as of the date hereof, and Mariner disclaims any obligation to update the information provided herein. No representation or warranty, express or implied, is made to the accuracy or completeness of the information set forth herein. This presentation contains statements, estimates and projections that may reflect various assumptions made by Mariner which may or may not prove to be correct. Statements that address performance, developments or events that are expected to occur in the future (including statements related to earnings, capital expenditures and operating results) are forward-looking statements. Actual results could differ materially from those reflected in the forward-looking statements as a result of a variety of factors, many of which are beyond Mariner's control.